SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2006

Commission File Number 1-31994

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Translation of Registrant’s Name Into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F):

Form 20-F       X            Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes                      No       X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes                      No       X

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934):

Yes                      No       X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            )

Semiconductor Manufacturing International Corporation (the “Registrant”) is furnishing under the cover of Form 6-K:

Exhibit 99.1:	Press announcement, dated February 20, 2006, relating to The Stock Exchange of Hong Kong Limited’s grant to the Registrant of a conditional waiver from the requirement to employ on a full-time basis an individual who must be a qualified accountant and a fellow or associate member of the Hong Kong Institute of Certified Public Accountants.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing International Corporation

By:	/s/ Richard R. Chang
Name:	Richard R. Chang
Title:	President and Chief Executive Officer

Date: February 21, 2006

EXHIBIT INDEX

Exhibit	Description
Exhibit 99.1:	Press announcement, dated February 20, 2006, relating to The Stock Exchange of Hong Kong Limited’s grant to the Registrant of a conditional waiver from the requirement to employ on a full-time basis an individual who must be a qualified accountant and a fellow or associate member of the Hong Kong Institute of Certified Public Accountants.

Exhibit 99.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 0981)

QUALIFIED ACCOUNTANT WAIVER

Semiconductor Manufacturing International Corporation (the “Company”) refers to its announcement entitled “Qualified Accountant Waiver” made on April 29, 2005 (the “Previous Announcement”). Under Rule 3.24 of the Rules Governing the Listing of Securities on the Stock Exchange (the “Listing Rules”), the Company must employ an individual on a full-time basis who, amongst other things, must be a qualified accountant and a fellow or associate member of the Hong Kong Institute of Certified Public Accountants (the “HKICPA”) (previously known as the Hong Kong Society of Accountants) or a similar body of accountants recognised by HKICPA for the purpose of granting exemptions from the examination requirement for membership of HKICPA.

As Ms. Marina Wong, the person referred to in the Previous Announcement to provide assistance to Ms. Morning Wu (“Ms. Wu”), the existing Qualified Accountant of the Company, retired from her previous role with effect from February 6, 2006, and as the Company has already appointed Ms. Mei Fung Hoo (“Ms. Hoo”), a Certified Public Accountant of the HKICPA, to provide assistance to Ms. Wu, the Company applied for and The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) granted a conditional waiver (the “Waiver”) to the Company from strict compliance with Rule 3.24 of the Listing Rules for the remaining term of the waiver previously granted by the Stock Exchange on and commenced from 15 April, 2005. The Waiver will cease on 14 April, 2008 or when the Company fails to fulfill any of the conditions to the Waiver set out below, whichever is earlier.

The Waiver is subject to the following conditions:

1. Ms. Wu, being a member of the senior management of the Company, is able to meet all the requirements set out in Rule 3.24 of the Listing Rules, save for being a fellow or associate member of the HKICPA or a similar body of accountants recognised by the HKICPA for the purpose of granting exemptions from the examination requirement for membership of HKICPA; and

2. the Company has in place arrangement(s) providing Ms. Wu with access to the assistance of Ms. Hoo, who shall continue to be a Certified Public Accountant of the HKICPA, to provide assistance to Ms. Wu in the discharge of her duties as the Qualified Accountant of the Company during the period of the Waiver.

In the event of any change in the circumstances under which the Waiver was granted or if the Company fails to fulfill any of the Waiver conditions, the Company will immediately inform the Stock Exchange and take remedial steps to comply with Rule 3.24 of the Listing Rules.

As at the date of this announcement, the directors of the Company are Yang Yuan Wang as Chairman and independent non-executive director of the Company; Richard R. Chang as executive director of the Company; Fang Yao as non-executive director of the Company; and Ta-Lin Hsu, Yen-Pong Jou, Tsuyoshi Kawanishi, Henry Shaw and Lip-Bu Tan as independent non-executive directors of the Company.

Semiconductor Manufacturing International Corporation
Richard R. Chang
Chief Executive Officer

Shanghai, PRC

February 20, 2006

* For identification only

“Please also refer to the published version of this announcement in The Standard”